July 13, 2006


Mail Stop 04-09

Evan H. Zucker
Dividend Capital Trust Inc.
518 Seventeenth Street, Suite 1700
Denver, Colorado  80202

	RE:	Dividend Capital Trust Inc.
      Form S-11
      Registration No. 333-122260
      Filed on July 7, 2006

Dear Mr. Zucker:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comment.

1. We note the disclosure in your most recent Form 10-Q that on January 23, 2006, you closed the primary offering component of your fourth public offering but continued to offer shares pursuant your distribution reinvestment plan. Please revise your prospectus to reflect that you are only offering shares pursuant to your distribution reinvestment plan. If you wish to initiate a new primary offering, please file a new registration statement.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Larry Medvinsky, Esq. (via facsimile)
	Clifford Chance US LLP